Exhibit 16.1

WILLIAMS CONTROLS, INC.

8-K Response Letter

Year ended September 30, 2007

June 8, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Williams Controls, Inc. (the Company) and, under the date of December 12, 2006, we reported on the consolidated financial statements of the Company as of and for the years ended September 30, 2006 and 2005. On June 4, 2007, we were dismissed.  We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated June 8, 2007 and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement made in the first paragraph that the change was approved by the Audit Committee of the Board of Directors on May 30, 2007.

Very truly yours,

/s/ KPMG LLP